EXHIBIT 99.1

Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Eldorado Gold Corporation					
Reporting Year	**From**	2024-01-01	**To:**	2024-12-31	**Date submitted**	2025-05-27
Reporting Entity ESTMA Identification Number	E919377		◉ Original Submission ○ Amended Report			
Other Subsidiaries Included (optional field)						
For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Eldorado Gold (Quebec) Inc (ID: E558445)					
Not Substituted						

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	**Paul Ferneyhough**	**Date**	*2025-05-27*
Position Title	**Executive VP and Chief Financial Officer**

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2024-01-01	To:	2024-12-31
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report		USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)
Payments by Payee
Country	Payee Name[1]	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Turkey	Federal Government of the Republic of Turkey		44,140,000	24,790,000	8,520,000					77,450,000

Payments to Regional Directorate of Forestry, General Directorate of Mining and Oil Affairs, Ankara Kurumlar Tax Office, Ankara Ihtisas Tax Office, Canakkale Tax Office, Kavaklidere Tax Office, Energy Market Regulatory Authority, Menderes Land Registry Office, Fees Tax Office, Ulubey Tax Office, Usak Land Registry Office, Union of Turkish Bar Association, Usak 3rd Notary, Menders Tax Office, Ulubey Notary, Ministry of Justice, Regional Directorate of Forestry, and Hayriye Ozcelik Ankara 9th Notary .

Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85. See note 1 & 2 below.

Turkey	Menderes Municipality		20,000	210,000						230,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85.
Turkey	Ulubey Municipality		70,000							70,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85.
Turkey	Sivasli Municipality		10,000							10,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85.
Canada	Government of Quebec		30,840,000							30,840,000

Payments to Revenu Quebec and Quebec Ministry of Environment

Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36.

Canada	Municipality of Val-d'Or		540,000							540,000

Payments to Centre Service Scolaire de l'Or et des Bois, Commission scolaire Western Quebec, and Ville de Val d'Or.

Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36.

Greece	Federal Government of Greece		660,000	130,000						790,000	Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.93.
Greece	Municipality of Aristoteles								1,520,000	1,520,000	Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.93.
Romania	Certej Municipal Government				140,000					140,000	Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.54.
Additional Notes:

1. Taxes of $49,790,000 were remitted to the Federal Government of the Republic of Turkey of which $44,140,000 was paid in cash after applying refunds of sales taxes previously paid.

2. Fees of $8,950,000 were remitted to the Federal Government of the Republic of Turkey of which $8,520,000 was paid in cash.

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2024-01-01	To:	2024-12-31
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)
Payments by Project
Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Turkey	Kisladag	80,000	14,400,000	6,350,000					20,830,000	Note 1
Turkey	Efemcukuru	20,000	10,600,000	1,320,000					11,940,000	Note 1
Turkey	Ankara Office	44,140,000		850,000					44,990,000	Note 1
Canada	Lamaque Complex	31,380,000							31,380,000	Note 2
Greece	Skouries	490,000	50,000						540,000	Note 3
Greece	Perama Hill		20,000						20,000	Note 3
Greece	Kassandra Mines	170,000	60,000					1,520,000	1,750,000	Note 3
Romania	Certej			140,000					140,000	Note 4
Additional Notes[3]:

1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 32.85.

2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.36.

3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.93.

4. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.54.

Reporting Principles

1.	Basis of Accounting

The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2024 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractive Sector Transparency Measures Act – Guidance Version 2.1 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.	Basis of Presentation

The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.	Reporting Currency

All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.	Rounding

All figures have been rounded to the nearest $10,000 U.S. dollars.

5.	Control

As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.